Mail Stop 4561

      							August 18, 2005

William Weiss
Chief Executive Officer and Principal Financial Officer
Paperclip Software, Inc.
611 Route 46 West
Hasbrouck Heights, NJ 07604

	Re:	Paperclip Software, Inc.
		Form 10-KSB for the Fiscal Year Ended December 31, 2004

      Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
      Form 10-QSB for the Fiscal Quarter Ended June 30, 2005
      File No. 000-26598

Dear Mr. Weiss:

		We have reviewed your response dated August 2, 2005 and have the following additional comments. Please note that we have limited our review to the matters addressed in the comments below.
We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-KSB for the Year Ended December 31, 2004

Item 6.  Management`s Discussion and Analysis or Plan of Operation

Statement Regarding Critical Accounting Policies, page 17

1. We note your response to prior comment number 1, which states that you determined the disclosure of the significant estimates referenced in Note 2 was appropriate pursuant to paragraph 13(a) and (b) of SOP
94-6. Therefore, it appears you have determined that it is reasonably possible that the estimates used for the allowance for doubtful accounts and recognition/realization of deferred revenues will change in the near term due to one or more future confirming events. If our understanding is correct, clarify why you have determined that the nature of such estimates do not include matters susceptible to change. Further explain how you considered the requirements for disclosing critical accounting estimates for your allowance for doubtful accounts considering that your allowance contains amounts for litigation relating to the payment of delinquent accounts receivable.

Note 5 - Debt, page 10

2. Your response to prior comment number 9 indicates that as the statute of limitations expired on certain obligations, with the advice of counsel, you determined that you were legally released from such obligations by the respective creditors by operation of law. Please provide a reasoned opinion of counsel stating that a court of proper jurisdiction would find that you can successfully avoid payment to the third party to whom you were obligated due to the statute of limitations, citing supporting case law.

*****

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence on EDGAR as required by Rule 101 of Regulation S-T. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Christopher White, Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding comments on the financial statements and related matters.


								Sincerely,


								Stephen Krikorian
								Accounting Branch Chief


??

??

??

??

William Weiss
Paperclip Software, Inc.
August 18, 2005
page 1